The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
MAJOR TRANSACTION:
FORMATION OF THE JOINT VENTURE WITH BMW
CONNECTED TRANSACTION:
PROVISION OF GUARANTEE
DELAY IN DESPATCH OF CIRCULAR
AND
CONNECTED TRANSACTION:
ACQUISITION OF FURTHER INTEREST IN SJAI

Further to the announcement made by the Company dated 16 April 2003, the Board wishes to announce that on 28 April 2003, SXID has entered into the Acquisition Agreement with Shenyang JinBei Automobile Industry, one of the Other Shareholders for the acquisition of a 9% interests in SJAI for a consideration of RMB135 million. The Consideration is equivalent to 9% of the registered capital of SJAI of RMB1,500 million.

Since Shenyang JinBei Automobile Industry is a connected person of the Company, the Acquisition constitutes a connected transaction for the Company and is subject to approval of the shareholders. As no shareholder of the Company is interested in the Acquisition, all shareholders of the Company are eligible to vote at the Special General Meeting on the resolution for approving the Acquisition.

Details of the Acquisition will be included in the circular regarding the major and connected transactions as set out in the announcement made by the Company dated 27 March 2003. Due to the additional time required to finalize the circular to include information on the Acquisition, the despatch of the circular for the major and connected transactions will be further postponed from Friday, 2 May 2003 to Friday, 9 May 2003.

Reference is made to the announcements made by the Company dated 27 March and 16 April 2003, respectively. Unless otherwise stated, terms used herein shall have the same meanings as in the announcement dated 27 March 2003.

The Acquisition

The Acquisition Agreement

Further to the announcement made by the Company dated 16 April 2003, the Board wishes to announce that on 28 April 2003, SXID has entered into the Acquisition Agreement, the principal terms are as follows:

Shenyang JinBei Automobile Industry, one of the other Shareholders, as the vendor and is interested in 10% of the registered capital of SJAI prior to the completion of the Acquisition. Shenyang JinBei Automobile Industry is a substantial shareholder of a subsidiary of the Company and is accordingly a connected person of the Company
Parties:

SXID, a 90% indirectly owned subsidiary of the Company, as the purchaser

RMB135 million payable within 60 days of the Acquisition Agreement and will be funded by internal resources of SXID. The Consideration is equivalent to 9% of the registered capital of SJAI of RMB1,500 million. The registered capital of SJAI has not been paid and it is intended that the Consideration will be paid by SXID directly to SJAI as its capital contribution for the 9% interests in the registered capital in one lump
Consideration:

sum by cash

Subject matter
of the	9% of the registered capital of SJAI
Acquisition:

Prior to completion of the Acquisition, SJAI is owned as to 90% by SXID and as to 10% by Shenyang JinBei Automobile Industry. Upon completion of the Acquisition, SJAI will be owned as to 99% by SXID and as to 1% by Shenyang JinBei Automobile Industry

SJAI is an investment holding company formed for the purpose of holding the 50% interests in the Joint Venture

The Acquisition will be completed upon the registration of the transfer of the 9% interests from Shenyang JinBei Automobile Industry to SXID with the Shenyang City Industry and Commerce Administration Bureau within 30 days of the date of the Acquisition Agreement
Completion:

The following chart shows the interests of the Company in SXID, SJAI and the Joint Venture before and after the completion of the Acquisition:

Before completion of the Acquisition:

After completion of the Acquisition:

Reasons for the Acquisition

SJAI is currently owned indirectly as to 81% by the Company and directly and indirectly as to 19% by the Other Shareholders. Upon completion of the Acquisition, SJAI will be owned indirectly as to 89.1% by the Company and directly and indirectly as to 10.9% by the Other Shareholders. Accordingly, the effective interest of the Company in the Joint Venture will be increased from 40.5% to 44.55%, which will enable the Company to increase its share of benefits from the business of Joint Venture.

General

Since Shenyang JinBei Automobile Industry is a connected person of the Company, the Acquisition constitutes a connected transaction for the Company under the Listing Rules and is subject to approval of the shareholders. As no shareholder of the Company is interested in the Acquisition, all shareholders of the Company are eligible to vote at the Special General Meeting on the resolution for approving the Acquisition. A circular containing details of the Joint Venture, the Guarantee and the Acquisition together with a letter from the independent financial adviser and recommendation from the independent board committee will be depatched to the shareholders of the Company.

Delay in despatch of circular

As the Acquisition is related to the Joint Venture, the Directors consider that the inclusion of information relating to the Acquisition and the Joint Venture in the same circular would provide shareholders with a more comprehensive and full picture of the transactions and the presentation of the two transactions for shareholders’ approval in one Special General Meeting would enable shareholders to vote on the relevant resolutions on a fully informed basis.

Under Rule 14.13(2) of the Listing Rules, the Company has to send to its shareholders a circular containing the details of the Joint Venture and the Guarantee within 21 days from the date of the Announcement. The Stock Exchange has granted an extension to despatch the circular to Friday, 2 May 2003. However, due to the additional time required to finalize the circular to include information on the Acquisition, an application has been made to the Stock Exchange for a waiver from strict compliance with Rule 14.13(2) and despatch of the circular for the major and connected transactions will be further postponed from Friday, 2 May 2003 to Friday, 9 May 2003.

Definitions

“Acquisition”	the acquisition of the 9% interests in SJAI by SXID from Shenyang JinBei Automobile Industry pursuant to the Acquisition Agreement;

“Acquisition Agreement”	the agreement dated 28 April 2003 entered into between SXID and Shenyang JinBei Automobile Industry in relation to the Acquisition;

“Consideration”	the amount of RMB135 million, which is equivalent to 9% of the registered capital of SJAI of RMB1,500 million;

“Shenyang JinBei Automobile Industry”	Shenyang JinBei Automobile Industry Company Limited, a company established in the PRC and is interested in 10% of SJAI before completion of the Acquisition and 1% of SJAI after completion of the Acquisition;

“Special General Meeting”	the special general meeting of the Company to be convened for the purpose of approving the formation of the Joint Venture, the provision of the Guarantee and the Acquisition; and

“SXID”	Shenyang Xinjinbei Investment and Development Co., Ltd., a company established in the PRC, which is owned as to 90% by Shenyang XingYuanDong Automobile Component Co., Ltd., a wholly owned subsidiary of the Company and as to 10% by Shenyang Automobile Industry Asset Management Company Limited

By order of the Board
Brilliance China Automotive Holdings Limited
Wu Xiao An
(also known as Ng Siu On)
Chairman
Hong Kong SAR, 28 April 2003y